

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

James G. Reinhart
Chief Executive Officer
ThredUp Inc.
969 Broadway, Suite 200
Oakland, CA 94607

      Re: ThredUp Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1
           Submitted February 8, 2021
           CIK No. 0001484778

Dear Mr. Reinhart:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1, submitted February 8, 2021

Our Business Model, page 75

1.   We note your response to comment 5; however, it appears that contribution profit per order is a numerical measure of historical or fututre performance that excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP (Gross Profit). It should therefore be identified as a Non-GAAP measure and reconciled to Gross Profit, the most directly comparable GAAP measure. Please revise accordingly.

 You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services

cc: Bradley C. Weber